8/20


03045278

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raydan Manufacturing Inc.

*CURRENT ADDRESS 601 - 18th Avenue, Nisku, AB Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34756 FISCAL YEAR 4/30/02

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DAT : 12/16/03

RAYDAN

MANUFACTURING INC

82-34756

03 AUG 20 AM 7:21

AR/S
4-30-02







2002 Annual Report

Corporate Profile

Raydan Manufacturing Inc. is a global leader in developing air ride walking beam suspensions, a sliding kingpin system for trailers and a wide array of chassis modifications. *Raydan manufactures two patented proprietary products;* **Air Link™** and **Easy Slider™**, both of which have gained strong market recognition and critical acclaim. As well, the Company provides equipment repair, maintenance and service for the heavy-duty equipment industry. Raydan operates from a 23,000 sq.ft. facility near Edmonton, Alberta, with a staff of more than 40.



Raydan was listed on the CDNX (now the TSX Venture Exchange) as a public company in July 2001.

Raydan's products are innovative and the Company is aggressive. Our willingness to look for challenges has *successfully taken our products from the test centers of the* Canadian and US military to the logging roads of South Africa and the oilfields of Siberia. We have the faith in our technology to forge ahead and achieve our goal of manageable, sustainable growth and the best return for our valued shareholders.

Contents

Achievements 2

Financial Highlights 3

Message to the Shareholders .... 4 - 5

Management Discussion & Analysis 6

Management Responsibility Statement 7

Raydan's Management Team .... 8 - 9

Auditors' Report 10

Financial Statements

- Balance Sheet 11
- Statement of Income and Retained Earnings 12
- Statement of Cash Flows 13
- Notes to the Financial Statements .... 14 - 22
- Schedules to the Financial Statements 23

Corporate Information 24

Share Price Information 25



Air Link air bags with saddle and shock

Achievements

- Raydan Manufacturing's **initial public offering** was successfully completed in July 2001.
- The **New York City Fire Department** has specified Raydan's Air Link as the only suspension to be used on all tandem axle vehicles they purchase.
- This trend is expected to continue with two other **City of New York** departments who are currently evaluating the Air Link for their purposes.
- Nine well known **fire and rescue vehicle manufacturers** are Raydan OEM (original equipment manufacturer) partners.
- All three major North American **truck crane manufacturers** are also Raydan OEM partners.
- Many **US military departments** have been quick to adopt the Air Link for military vehicles, including the National Guard, the Army and Air Force Reserves, Tank-Automotive and Armaments Command (TACOM) Test Centre and the White Sands Missile Base.
- The Air Link has been assigned **US military national stock numbers,** as it is especially well suited for hauling sensitive equipment.
- The **Canadian Department of National Defence** chose Raydan to engineer the size reduction of the HLVW wrecker for air transport to Afghanistan, for which they were given a Certificate of Appreciation.
- Raydan is certified by the **Department of National Defence** to work on both armed and unarmed vehicles at any Canadian military facility or our own.
- The first of a number of **military vehicles equipped with the Air Link** was produced on the **assembly line** of a Kelowna based truck manufacturer. These trucks have been sold to the Canadian military, but are used to address international military tenders.
- Raydan has a **Joint Venture Agreement** in place with Dirona SA of Monterrey, Mexico specifically for the manufacture and distribution of the Air Link when it becomes standard equipment on the assembly line of a major truck manufacturer.
- Raydan's Service Centre is receiving **widespread recognition and acceptance of their custom tandemization** process by a number of major truck manufacturers. Raydan is now becoming their supplier of choice for this unique service, which is not offered by the manufacturers.
- The **Easy Slider** has been **approved by the Forest Engineering Research Institute of Canada (FERIC)** for use as a pup trailer compensator in B-Train long log hauling configurations.


TOP 100
NEW PRODUCTS
1995

Financial Highlights

SALES

Although sales have decreased in the fiscal year ended 2002, the historical trend for the last four fiscal years (see below) has been an overall upward trend from $2.6 million in 1999 to $5.18 million in 2002. This indicates that the Company's overall market strategy has been successful in generating sales growth.

	SALES ($ 000's)
2002	5,180
2001	5,825
2000	3,784
1999	2,606

NET INCOME

The Company's net income was $185,619 in 2002 which decreased from $603,877 in 2001, a decrease of only $418,458 despite a decrease in sales of $645,327 from 2001 as a result of the weak US economy. Gross margin decreased slightly from 22.0% in 2001 to 19.4% in 2002 primarily as a result of increased labour costs in 2002.

TRADING PROFIT

The Company's trading profit or EBITA (earnings before interest, amortization and taxes) was $398,265 in 2002 which decreased from $855,176 in 2001.



Air Link walking beam

INCOME TAXES

The Company has continued to utilize tax loss carry-forwards to eliminate income taxes for 2002 and has a future tax benefit carry-forward as a result of the remaining loss carry-forwards still available in future years. The Company's effective tax rate has actually decreased almost 1% from 34.52% to 33.62% despite going public in the 2002 fiscal year. This decrease is due to the availability of the Canadian Manufacturing and Processing credit of 7% in 2002.

FINANCIAL POSITION

The Company maintained a sound financial position in 2002, and it is expected to continue in 2003. The 2002 working capital position was a positive $1,785,349 compared to a positive $711,879 in 2001. The significant increase was the result of the proceeds on the initial public offering, increased inventory levels and the payment of short term debt. The Company's long-term debt to tangible net worth is 0.42 to 1 and total debt to tangible net worth is 1.1 to 1 in 2002 compared to 1.48 to 1 and 3.67 to 1 respectively in 2001, an improvement of 106% and 257% respectively over 2001.

CASH FLOWS and LIQUIDITY

OPERATIONS

The Company's 2002 cash flows from operations were a positive $72,252 compared to a positive $269,215 in 2001. The decrease was due to increased labour costs in 2002. However, the Company's 2003 positive cash flows are expected to increase as a result of increased demand for the Air Link suspensions and for the Service Centre.

INVESTING

Capital investment decreased from $271,566 in 2001 to $160,837 in 2002 as the building addition for manufacturing was completed in 2001 and there was primarily manufacturing equipment and office equipment additions in 2002.

FINANCING

The net proceeds from the initial public offering in June, 2001 totaled $1,075,000. The remainder of the increase in share capital was a result of the exercise of units, shares and warrants. In 2002, there was a substantial reduction in long-term debt as a result of paying it down.

The result of each of these cash flow activities is an increase in positive cash flows of $961,199 in 2002 as compared to $27,128 in 2001. The Company expects to meet its cash flow requirements for 2003 primarily from operations. This will allow the Company flexibility to enter into new markets and expand within existing markets.

To my fellow shareholders



Thank you for the support and confidence you have shown Raydan Manufacturing Inc. during our introductory year as a publicly traded company. Notwithstanding the current market turmoil, we are committed to increasing shareholder value in our business operations. We will continue to nurture and develop our current customer base while aggressively pursuing new revenue streams. Our skilled team of professionals is determined to build our reputation as a supplier of high quality, innovative products to the heavy transportation industry. We see significant opportunities for both short and long-term growth and believe we are positioned to maximize these opportunities. The challenge ahead of us will be our ability to execute our strategy for that growth.

Creating Value for Shareholders

In a troubling year for public companies, the management of Raydan has worked diligently to increase value for our shareholders. As sales decreased in one area, we actively sought avenues to replace and to increase revenues in other areas while reducing costs. The success of these efforts is made evident by several key factors. Current assets display an increase of more than 38% through the proceeds of the Initial Public Offering and an enlarged inventory. The Company's debt load has been greatly reduced in all areas as illustrated by the following table:

Current Debt	decrease	13%
Long-term Debt	decrease	20%
Total Debt	decrease	17%

In addition, the Company's long-term debt to tangible net worth ratio stands at a healthy 0.42 to 1. Fully diluted earnings per common share for the period are .012.

Growth Opportunities

While most companies heavily exposed to the American marketplace over this crucial period were cutting back, we were catching up. The crane market suffered a devastating year over year decrease in demand for their products. The first quarter reports of major crane manufacturers for fiscal 2002 state reductions in net sales of 25%, due mainly to the decline of the overall economies in the US and Europe. We continue to work closely with the North American crane manufacturers to develop and engineer new models and projects that will add to our strong growth in this area. As a result, a 70-ton truck crane equipped with the Air Link premiered early this year. In addition, 50-ton and 90-ton models, complete with Air Link, are nearing design completion and are scheduled for imminent release.

There are nine key players building fire trucks on their own chassis in North America. Acceptance of the Air Link in tandem applications by five of the majors in this industry is very encouraging. Raydan is making real progress in converting a large portion of the tandem axle chassis configurations produced by them to Air Link. At fiscal year end, net sales to fire apparatus manufacturers increased by more than 200%. We firmly believe this industry will prove to be well worth the time and effort expended to gain penetration. The fire and rescue sector is a stable market niche unaffected by the volatility of such influences as the price of oil.

We are proud to have our suspension endorsed by the New York City Fire Department. As a result of our work with them, the Air Link suspension has been specified to be included on all new equipment ordered with tandem axles. As well, the New York Department of Sanitation and the Department of Transport are evaluating the performance of the Air Link. The evaluations have passed the midway point with promising results. The City of New York is one of the largest buyers of heavy-duty equipment in North America. Recently, the Department of Sanitation tendered the purchase of 900 trucks. We have been advised to work closely with the successful applicant to include the Air Link suspension as an option.

Ultimately, our flagship product, Air Link, is destined for the assembly lines of the major truck manufacturers. The first trucks incorporating the Air Link as original equipment successfully rolled off the assembly line in our second quarter. We continue in our endeavors to have the Air Link gain recognition as an original equipment choice for truck buyers throughout North America.

Two months remain on an Air Link pilot project underway in South Africa by another major truck manufacturer. To date, this project has enjoyed great success and may well result in the Air Link becoming standard equipment at their Johannesburg facility. The obvious next step would be to offer the Air Link online at their large truck plant located in Brazil. We are currently working to gain acceptance of the Air Link through a joint venture partner in Monterrey, Mexico. This partner supplies the Brazilian plant with all of its axle assemblies. The significance of going online with a major truck manufacturer is huge. To be included, as an option, on one truck model could generate revenues of $750,000 USD per month.

In March, an Air Link equipped truck completed its journey down a Kelowna based truck manufacturer's assembly line. This is the first of a number of military vehicles to be produced by this well-known firm that incorporates the Air Link as standard equipment. These trucks will be sold to the Canadian Military, but are used to address military tenders from around the world.

The Canadian Military is quickly becoming an important presence in our Customer Service Centre. Raydan received an award for outstanding service in March honoring our work with the military this year. In addition, we are certified to perform work on armed and unarmed vehicles in our facility, as well as any military facility.

Raydan has heightened its presence in the area of front-end tandem conversions. The result is widespread recognition of our custom tandemization process and acceptance by a number of the major truck manufacturers as their supplier of choice for this unique service, which is not offered by the manufacturers. Dealers are able to order trucks through the system that are designed for us to convert. We expect this increased interest in our twin steer conversion process will have a positive influence on the gross profit ratio of our Customer Service Centre.

New Products and Innovation

Customer requests have opened another window of opportunity for Raydan. The Company now offers a process to convert trucks to 4x4, 6x6 and 8x8 configurations. We offer steering drive axles rated from 8,000 pounds to 23,000 pounds together with a variety of matching transfer cases. Our engineering department and our chassis specialists possess the skills required to carry out the modifications to any configuration to meet the customer's needs.

We're proud to present our newest Air Link, designed and engineered for all tandem front ends. Patent pending has been granted for this unique process and field-testing and refinement are underway. Air Link has long been used in the front tandem steering axles of mobile truck cranes and is now available for heavy truck applications. The advantages to the heavy haul industry include lighter weight, better ride quality, lower maintenance and comparable purchase price. This latest Air Link will be of particular benefit to such truck applications as redi-mix, oilfield and refuse. However, the versatility of the Air Link suspension is unsurpassed, which makes it an excellent choice for any industry.

Looking Ahead

Over the course of the next year, we expect the full commitment of at least one major heavy truck manufacturer to introduce Air Link as standard equipment on several models. To accomplish this objective, Raydan is preparing now to ramp up for full production in conjunction with our joint venture partner. We continue to see evidence that the US economy is rebounding despite the continued market strife. As a result, we expect the crane manufacturing industry to return to the production levels it enjoyed prior to September 11, 2001. A rejuvenated truck crane market is very good news for Raydan. We continue to expand our penetration of the fire apparatus industry and fully expect to successfully engineer the Air Link into a number of new models by calendar year-end 2002. As we move into 2003, Air Link is primed to be designated as standard equipment in twice as many tandem fire truck applications than at present. Also by year-end 2002, we expect to have made the marketplace aware of our patent pending walking beam air ride suspension for tandem front ends. This is a long awaited development in the industry and we expect an enthusiastic market response to this exciting new product.

Raydan will work to maximize the opportunities of its core markets. We will strive to be the most cost effective and innovative supplier to the market niches we serve. We will build on this momentum and continue to place a high value on meeting and/or exceeding the expectations of our customers and our shareholders.

On behalf of the Board of Directors, we wish to express our deep commitment to our shareholders to continue to develop and expand our products and our customer base. We ask for your ongoing support of our initiatives as we proceed towards greater well-managed growth and profitability.



Ray English
President and CEO

Management Discussion & Analysis

The discussion of the Company's financial results, position and prospects should be read in conjunction with the consolidated financial statements of the Company for the year ended April 30, 2002 and the accompanying notes.

Overview

Raydan Manufacturing Inc. has four main sources of revenue generation:

- Air Link, the air ride walking beam suspension – 52%
- Easy Slider, the sliding kingpin system – 1%
- Tandemization, addition of an additional steering axle – 3%
- Customer Service Centre – 44%

The manufactured products are Air Link and Easy Slider, which accounted for 53% of the Company's overall revenue in 2002 and are sold nationally and internationally. Tandemizations are performed at the Nisku facility for customers throughout Canada and the US on new and used equipment. The Customer Service Centre serves the area surrounding the Nisku Industrial Park including Leduc and district, the Edmonton International Airport and south Edmonton. The Company has succeeded in expanding the Service Centre customer base to develop diversified revenue sources that are not dependent on the oil industry. Following an aggressive campaign, new customers from the Edmonton International Airport, the municipality and the agricultural sector have been established, resulting in less dependence on an energy-driven economy.

Results of Operations

Total sales for the current year were $5,180,272 compared to $5,825,599 in the previous year, following the downward trend set by the US economy following September 11. Management remained focused and directed its energy towards locating revenue sources less affected by the vagaries of the market economy. In view of the increased need for fire and rescue equipment, concerted effort was expended to gain recognition with the various fire apparatus manufacturers. The success of these endeavors is made evident by the relationships now in place with various builders of fire trucks that were established in the third and fourth quarters. The high performance of the Customer Service Centre marketing team increased revenue for that area of our operation by more than 10%. Through prudent fiscal management and the proceeds of the Initial Public Offering, the Company increased both its asset base and its cash position, while decreasing the total debt load by 17%.

Significant costs were incurred to design, engineer and develop the Air Link to meet the needs of the fire apparatus industry. These costs are reflected in higher expenses for labour, marketing and administration, as shown on Schedules 1 and 2 of the financial statements. These expenditures were necessary in order to facilitate acceptance of Air Link on more and more assembly lines in a variety of applications and configurations.

These expenditures will translate to future revenues as current negotiations and contracts are realized.



Air Link hanger


Customer
Service Centre
44.0%
52.0%
3%
1%
Air Link
• THE AIR-RIDE WALKING BEAM •
Working in Tandem
• THE TANDEMIZATION EXPERTS •
Easy Slider
• THE SLIDING KINGPIN SYSTEM •

Management Responsibility Statement

The management of Raydan Manufacturing Inc. is responsible for preparing the financial statements, and the notes to the financial statements and other financial information contained in this annual report.

Management prepares the financial statements in accordance with Canadian generally accepted accounting principles. The financial statements are considered by management to present fairly the Company's financial position and results of operations.

Management, in fulfilling its responsibilities, has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use, and that the records are reliable for preparing the consolidated financial statements.

The financial statements have been reported on by Watson Aberant LLP, Chartered Accountants, the shareholders' auditors. Their report outlines the scope of their examination and their opinion on the financial statements.

Ray English
President & CEO

Dan English
Secretary/Treasurer

Management Team





Ray English

President & CEO

Ray brings over 25 years of senior-level operations experience to his executive role. Prior to co-founding Raydan Manufacturing, Ray worked at all levels of the transportation and construction industries. He has held managerial positions for large resource-based projects across Western Canada, the NWT and Arctic regions. In his current role, Ray is responsible for general management, corporate and contract matters, and overall planning and implementation of the Company's corporate goals.

Dan English

Secretary/Treasurer
Operations Manager

Dan is co-founder of Raydan Manufacturing, and brings over 20 years experience in mechanical, welding and fabrication design to his role as Operations Manager. Dan supervises the Service Centre and the manufacturing plant, and assists with product design and prototyping as well as overseeing new product development from engineering to production in a cost effective manner.



Raydan's Easy Slider







Rick Nissen

Sales & Marketing Manager

Rick has been employed with the company since 1993. He brings to the firm more than 26 years mechanical and sales experience. Rick is primarily responsible for marketing, sales and promotion, as well as dealer-distribution relations.

John Cook

Chief Engineer

John is registered in Alberta as a mechanical engineer. He oversees the product design, engineering, testing and manufacturing of components for both the Air Link and Easy Slider, as well as engineering product adaptations in conjunction with the Operations Manager.

Joan Richardson

Office Manager
Investor Relations

Joan has worked for Raydan since the company's inception in 1992. She has a 24 year background in oilfield accounting and management. It was a natural step for her to move into the area of investor relations following her involvement in the process of bringing Raydan Manufacturing to the public market.

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax (780) 437-3918
Email: watson_aberant@canada.com

AUDITORS' REPORT

To: The Shareholders of **Raydan Manufacturing Inc.**

We have audited the balance sheet of Raydan Manufacturing Inc. as at April 30, 2002 and the statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2002 and at April 30, 2001, and the results of its operations and the changes in cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.



Edmonton, Alberta, Canada
June 24, 2002

Chartered Accountants

Balance Sheet

Raydan Manufacturing Inc.

As at April 30, 2002		**2002**		2001
Assets				
Current				
Term deposits	$	**1,022,782**	$	–
Accounts receivable (note 14d)		**1,029,992**		1,486,541
Work in progress		**23,600**		39,000
Inventory (note 3)		**1,058,537**		648,663
Prepaid expenses		**3,185**		92,611
		3,138,096		2,266,815
Capital assets (note 4)		**961,978**		881,265
Future income taxes		**93,134**		72,934
Patents (note 5)		**185,000**		215,000
	$	**4,378,208**	$	3,436,014
Liabilities				
Current				
Bank indebtedness (note 6)	$	**336,057**	$	274,474
Accounts payable and accrued liabilities (note 7)		**789,305**		1,084,674
Income taxes payable		**–**		38,240
Current portion of long-term debt		**227,385**		157,548
		1,352,747		1,554,936
Long-term debt (note 8)		**844,710**		1,054,905
		2,197,457		2,609,841
Shareholders' equity				
Share capital (note 10)		**2,045,238**		876,279
Retained earnings (deficit)		**135,513**		(50,106)
		2,180,751		826,173
	$	**4,378,208**	$	3,436,014

Approved on Behalf of the Board

Director



Director

See accompanying notes

Statement of Income and Retained Earnings

Raydan Manufacturing Inc.

Year ended April 30, 2002		2002	%		2001	%
Sales	$	**5,180,272**	*100.0*	$	5,825,599	*100.0*
Cost of sales (schedule 1)		**4,173,803**	*80.6*		4,542,513	*78.0*
Gross margin		**1,006,469**	*19.4*		1,283,086	*22.0*
Selling and administrative expenses (schedule 2)		**841,050**	*16.2*		723,234	*12.4*
Income before income taxes		**165,419**			559,852	
Income taxes (recovery) (note 12)		**(20,200)**			(44,025)	
Net income for the year		**185,619**			603,877	
Deficit, beginning of year		**(50,106)**			(653,983)	
Retained earnings (deficit), end of year	$	**135,513**		$	(50,106)	
Basic earnings per common share		**0.015**			0.060	
Dilutive earnings per common share		**0.012**			0.060	

See accompanying notes

Statement of Cash Flows

Raydan Manufacturing Inc.

As at April 30, 2002	2002	2001
Cash flows from operating activities		
Cash receipts from customers	$ 5,645,356	$ 5,307,439
Cash paid to suppliers and employees	(5,412,033)	(4,911,375)
Interest paid	(122,721)	(126,849)
Income taxes paid	(38,350)	–
	$ 72,252	$ 269,215
Cash flows from investing activities		
Purchase of equipment, building and improvements to building	(160,837)	(271,566)
Cash flows from financing activities		
Payment of long-term debt	(119,175)	29,479
Proceeds from share issuances for the current year	1,168,959	–
	1,049,784	29,479
Increase in cash	961,199	27,128
Bank indebtedness, beginning of year	(274,474)	(301,602)
Bank indebtedness, end of year	$ 686,725	$ (274,474)

Cash consists of:		
Term deposits	$ 1,022,782	$ –
Bank indebtedness	(336,057)	(274,474)
	$ 686,725	$ (274,474)

See accompanying notes

1. Nature of operations

The company's primary operation is the manufacturing and marketing of air-based suspensions and king-pin systems for transportation and related industries. The company is an original equipment manufacturer selling proprietary products to world-wide manufacturers.

Raydan Manufacturing Inc. is incorporated under the Business Corporations Act of Alberta.

2. Significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant for Raydan Manufacturing Inc.

(a) Inventory

Inventory is comprised of raw materials, finished goods and test vehicles. Raw materials are valued at the lower of cost and replacement cost, and test vehicle inventory and finished goods at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(b) Work in progress

The company values its work in progress at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(c) Capital assets

Capital assets are recorded at cost. Amortization is provided over the estimated useful lives of the assets using the declining balance and straight-line method at the following rates:

Buildings	5%
Shop equipment	20%
Automotive	30%
Computer equipment	30%
Electrical signs	20%
Display units	20%
Display trailers	30%

Full amortization is taken in the year of acquisition and none in the year of disposal.

(d) Patents

Patents are recorded at cost. Amortization is provided over the estimated useful lives of the patents using the straight-line method over 10 years.

(e) Future income taxes

The company records future income taxes according to the CICA handbook section 3465 using the asset and liability method for fiscal years ended April 30, 1999, 2000, and 2001. The application of this method has not been applied prior to the 1999 fiscal year as the effect of such application is not material. Under this method, future tax assets and liabilities are determined based on the difference between the tax basis of an asset or liability and its carrying value basis on the balance sheet. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(f) Accounts payable and accrued liabilities (note 7)

Accounts payable includes:

i) Trade accounts payable and accrued liabilities

ii) Warranty expenses

Warranty expenses are accruals for expenses which relate to current period sales but occur subsequent to the completion of the sale.

(g) Share capital

The company follows the accounting policy of reducing the proceeds by the costs directly related to the issuance.

(h) Revenue recognition

Income is determined on the completed contract method whereby income is recognized when the goods are shipped or the services are rendered. Costs on incomplete jobs are recognized as work in progress.

(i) Foreign exchange

Monetary assets and liabilities of the Corporation which are denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Revenue and expenses are translated at the rates of exchange in effect at their transaction dates. The resulting gains or losses are included in operations.

(j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty. Actual results for future periods could vary from these estimates and the variances could be significant.

(k) Earnings per common share

The company uses the revised earnings per share section 3500 of the CICA recommendations to calculate earnings per share for fiscal years beginning on or after January 1, 2001. Prior fiscal year earnings per share calculations conform to this method, therefore prior fiscal year earnings per share restatement is not necessary. Net income per common share has been computed by dividing income applicable to common shareholders by the weighted average number of shares of common stock outstanding during the respective years.

3. Inventory

	2002	2001
Manufactured finished goods	$ 388,078	$ 352,109
Raw materials	294,217	212,795
Service finished goods	177,203	83,760
Test vehicles	199,039	–
	$ 1,058,537	$ 648,663

4. Capital assets

			2002	2001
	Cost	Accumulated Amortization	Net	Net
Land	$ 116,251	$ –	$ 116,251	$ 116,251
Buildings	755,338	124,807	630,531	632,099
Shop equipment	204,096	92,376	111,720	84,427
Automotive	97,051	71,877	25,174	7,444
Office equipment	97,542	40,134	57,408	23,497
Electrical signs	9,576	2,132	7,444	293
Display units	41,054	29,748	11,306	14,126
Display trailers	16,433	14,289	2,144	3,128
	$ 1,337,341	$ 375,363	$ 961,978	$ 881,265

5. Patents

			2002	2001
	Cost	Accumulated Amortization	Net	Net
Patent – Air Link	$ 250,000	$ 100,000	$ 150,000	$ 170,000
Patent – Easy Slider	50,000	15,000	35,000	45,000
	$ 300,000	$ 115,000	$ 185,000	$ 215,000

6. Bank Indebtedness

Bank indebtedness is secured by a general assignment of book debts, and a general security agreement providing a first fixed charge over all assets. The revolving bank loan has interest due monthly at prime plus 1.0%.

	2002	2001
Bank indebtedness	$ 336,057	$ 274,474

7. Accounts payable and accrued liabilities (note 2f)

	2002	2001
Trade accounts payable and accrued liabilities	**$ 721,805**	$ 760,266
Warranty expenses	**67,500**	125,000
Note payable	**-**	100,000
Directors' advances	**-**	99,408
	$ 789,305	$ 1,084,674

8. Long-term debt

	2002	2001
Bank loan, bearing interest at 5.875%, payable $6,360 in blended monthly principal and interest, secured by a general security agreement covering all assets, term to February, 2003	**$ 667,987**	$ 699,770
Bank loan, bearing interest at prime plus 1.25%, payable $5,556 per month principal plus interest, secured by a general security agreement covering all assets.	**-**	44,432
Government loan, blended payments (not to exceed a total of $500,000) are calculated as 1.5% of gross revenue and are due quarterly from July 1, 2001 until June 30, 2011 Current portion of blended payments are $110,000	**258,904**	288,369
Note payable, bearing interest at 8%, payable $5,650 in blended monthly principal and interest, term to April, 2004	**124,021**	179,882
Bank loan, bearing interest at prime plus 1.25%, payable $731 per month plus interest, secured by a general security agreement covering all assets, term to September, 2004.	**21,183**	–
	1,072,095	1,212,453
Less: current portion due within one year	**(227,385)**	(157,548)
Due beyond one year	**$ 844,710**	$ 1,054,905

Anticipated principal repayments over the next five years are as follows:

2003	$ 227,385
2004	215,889
2005	85,191
2006	46,416
2007	49,143
Subsequent	448,071
	$ 1,072,095

9. Earnings per share

As at April 30, 2002, the number of shares outstanding was 12,575,722.

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of Raydan Manufacturing Inc. shares outstanding during the year. The weighted average number of shares outstanding is determined by calculating the shares issued during the period and weighted for the portion of the period that they were outstanding.

Fully diluted earnings per share have been calculated using the treasury stock method which gives effect to the dilutive value of outstanding options and warrants.

The number of shares used in the earnings per share calculations is reconciled as follows:

	2002	2001
Weighted average shares outstanding	**11,999,321**	9,665,474
Weighted average fully diluted shares	**14,055,938**	9,665,474
Basic earnings per share	$ **0.015**	$ 0.060
Fully diluted earnings per share	$ **0.012**	$ 0.060

10. Share capital

Authorized:

Unlimited number of common voting shares
Unlimited number of preferred shares

Issued:

	2002		2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Common shares				
Balance, beginning of year	**9,738,391**	**$ 876,279**	9,738,391	$ 876,279
Employee option – $0.30 per share (1)	**72,917**	**21,875**	–	–
Public offering – $0.50 per Unit (2)	**2,437,034**	**1,218,517**	–	–
Agent option – $0.345 per share	**82,480**	**28,456**	–	–
Agent option – $0.50 per Unit (2)	**22,000**	**11,000**	–	–
Warrants – $0.75 per share	**97,900**	**73,425**	–	–
Directors options – $0.50 per share	**125,000**	**62,500**	–	–
	12,575,722	**2,292,052**	9,738,391	876,279
Less share issue costs – current year		**(159,241)**		
Less share issue costs – prior year	–	**(87,573)**		
Balance, end of year	**12,575,722**	**$ 2,045,238**	9,738,391	$ 876,279

(1) These options were exercised for no cash consideration.

(2) Units consist of one common share and one half share purchase warrant. A share purchase warrant entitles the holder to purchase one common share at $0.75 per share.

The warrants related to the Public Offering expired June 18, 2002. The warrants related to the Agent's option expire June 18, 2003. The number of issued and outstanding warrants as at April 30, 2002 is 1,131,617.

11. Stock Option Plan

Under the company's stock option plan the company may grant options to acquire common shares to directors, officers and employees of the company. In addition, the company granted options to the agent related to the initial public offering. Finally, the company issued warrants as part of an initial public offering. The terms of the units and warrants are disclosed in note 10. The company *has options and warrants outstanding under these plans as follows:*

Options - Shares	Public	Directors	Employees	Agent	Totals
Balance, beginning of year	–	1,050,000	72,917	82,480	1,205,397
Issued	–	–	–	–	–
Exercised	–	(125,000)	(72,917)	(82,480)	(1,205,397)
Balance, end of year	–	925,000	–	–	925,000

Options - Units	Public	Directors	Employees	Agent	Totals
Balance, beginning of year	–	–	–	–	–
Issued	–	–	–	243,703	243,703
Exercised	–	–	–	(22,000)	(22,000)
Balance, end of year	–	–	–	221,703	221,703

Warrants - shares	Public	Directors	Employees	Agent	Totals
Balance, beginning of year	–	–	–	–	–
Issued	1,218,517	–	–	11,000	1,229,517
Exercised	(97,900)	–	–	–	(97,900)
Balance, end of year	1,120,617	–	–	11,000	1,131,617

12. Income taxes

The Corporation's income tax expense for the years ended April 30 consist of the following:

	2002	2001
Earnings (loss) before taxes	$ **165,419**	$ 559,852
Combined federal and provincial tax rate net of the M & P credit for the current fiscal year	**33.62%**	34.52%
Expected income tax expense	**55,614**	193,261
Future income tax expense (benefit) relating to timing differences	**(20,503)**	(9,331)
Future income tax expense (benefit) relating to the non-capital loss carryforward	**(20,200)**	(72,934)
Income tax reduction resulting from the application of non-capital loss carryforward	**(35,111)**	(68,805)
Income tax reduction resulting from the application of the small business deduction	–	(86,216)
Actual income tax expense	$ **(20,200)**	$ (44,025)

For income tax purposes, the company has non-capital losses carried forward from prior years which may be applied to reduce future years' taxable income. These losses expire as follows:

2006	$ **277,020**

The total future tax asset of $93,134 is from the valuation of the non-capital loss carry forwards of $277,020 at 33.62%.

13. Economic dependence

Sales to one customer constitute 21% (24% in 2001) of current fiscal year sales of the company as a result of the company's expanding customer base.

14. Financial instruments

Financial instruments consist of recorded amounts of accounts receivable which will result in future cash receipts, as well as bank advances, accounts payable and accruals, and long-term advances and long-term debt which will result in future cash outlays.

(a) Fair value

The carrying values of the financial instruments noted above approximate their fair values.

(b) Interest risk

The company manages its exposure to interest rate risk through a combination of fixed and floating rate borrowings. The fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

(c) Currency risk

The company earns revenue and records accounts receivable in US currency translated into Canadian currency at the time of the transactions. The company does not use derivative instruments to mitigate the effects of foreign exchange changes between the recording date of the accounts receivable and the receipt of cash. These accounts receivable are short-term in nature. The effect of the foreign exchange changes are not significant and the foreign exchange gains and losses are included in cost of sales.

(d) Credit risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The company is exposed to credit risk from its customers, however it is the opinion of the company's management that this credit risk is minimal.

15. Comparative figures

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.

Year ended April 30, 2002

Schedule of Cost of Sales — **Schedule 1**

		2002	%		2001	%
Materials and supplies	$	**2,432,476**	*47.0*	$	2,934,052	*50.4*
Labour and benefits		**1,160,834**	*22.4*		915,193	*15.7*
Engineering		**111,424**	*2.2*		181,002	*3.1*
Travel and automotive		**202,236**	*3.9*		173,532	*3.0*
Occupancy costs		**154,486**	*3.0*		153,378	*2.6*
Amortization of capital assets		**80,125**	*1.5*		94,451	*1.6*
Royalties		**2,222**			60,905	*1.0*
Amortization of intangible assets		**30,000**	*0.6*		30,000	*0.5*
	$	**4,173,803**	*80.6*	$	4,542,513	*78.0*

Schedule of Selling and Administrative Expenses — **Schedule 2**

		2002	%		2001	%
Marketing	$	**339,498**	*6.6*	$	278,612	*4.8*
Office and miscellaneous		**268,559**	*5.2*		142,532	*2.4*
Professional fees		**76,316**	*1.5*		123,748	*2.1*
Interest on long-term debt		**92,925**	*1.8*		84,412	*1.4*
Investor relations		**33,611**	*0.6*		30,000	*0.5*
Interest and bank charges		**29,796**	*0.6*		42,436	*0.7*
Bad debts		**345**			21,494	*0.4*
	$	**841,050**	*16.2*	$	723,234	*12.4*

Corporate Information

Board of Directors

Ray English
Chairman & Chief Executive Officer
Raydan Manufacturing Inc.

Dan English
Secretary-Treasurer & Operations Manager
Raydan Manufacturing Inc.

John Babic, B Com, BA
Director
CEO, Hyduke Energy Services Inc.

Ralph Henderson, B Com, FCA
Director
President, R. Henderson & Assoc. Inc.

Len Jaroszuk
Director
President, Westone Ventures Inc.

Bob Sparrow
Director
President, Nisku Truck Stop Ltd.

Annual General Meeting

Raydan's Annual General Meeting will be held at 2:00 pm Wednesday, October 23, 2002 at the Company's head office 601 - 18 Avenue Nisku, AB

Associates

Bank
Canadian Western Bank
South Edmonton Common, Edmonton, AB

Auditors
Watson Aberant LLP
Edmonton, AB

Legal Counsel
Wolff Leia
Edmonton, AB

Transfer Agent & Registrar
CIBC Mellon Trust Company
Calgary, AB

Stock Exchange Listing

Raydan Manufacturing is traded on the TSX Venture Exchange under the symbol RDN.

Fiscal year end is April 30. First, second and third quarters are July 31, October 31 and January 31 respectively.

Head Office

601 - 18th Avenue
Nisku, AB T9E 7T7
Telephone 780 955-2859
Facsimile 780 955-2386
www.raydanmfg.com
investment@raydanmail.com



saddle for the Air Link

Share Price Information

The following is a summary of the monthly closing share price of the Company trading on the TSX Venture Exchange:

Date	Share Price
July 1/01 (Opening Price)	.50
July 31/01	.74
August 31/01	.74
September 27/01	.75
October 31/01	.75
November 29/01	.78
December 31/01	1.30
January 31/02	1.22
February 28/02	1.15
March 25/02	.97
April 29/02	.71

Annual share price information:

Yearly high	1.35
Yearly low	.50

Competitive.
Aggressive.

Determined.

RAYDAN
MANUFACTURING INC

601 - 18th Avenue, Nisku, AB, Canada T9E 7T7
Phone 780 955-2859 | Fax 780 955-2386
www.raydanmfg.com